March 13, 2006
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404

RE:	Nordson Corporation
Form 10-K for the fiscal year ended October 30, 2005
File No. 0-7977
Dear Mr. Decker:
The following is in response to the comments made upon your review of our filing. Note that all dollar amounts in this letter are expressed in thousands.
General
Issue:

1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.
Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and estimates, page 12
Revenue recognition, page 12
Issue:
2.	You indicated that you recognize revenue from contracts with multiple elements arrangements, such as those including both installation and services, when each element is earned based on objective evidence of the relative fair value of each element. If revenue is recorded after each element is earned, please disclose and demonstrate to us how your revenue recognition policies comply with EITF 00-21. Please specifically address the following:
•	How you determined you have more than one unit of accounting;

•	How you allocate the total consideration to each unit of accounting;

•	How you account for the direct costs of the arrangements; and

Letter to U.S. SEC	Page 2	March 13, 2006
From: Nordson Corporation
•	How you determined it is appropriate to record revenue before installation has occurred, if applicable.

Please also similarly review your revenue recognition policy disclosures in your financial statement footnotes as well.
     Response:
The criteria in EITF 00-21 are used to determine if there is more than one unit of accounting. In an arrangement with multiple deliverables, the delivered items are considered a separate unit of accounting if all of the following criteria are met:
•	The delivered item has value to the customer on a standalone basis.

•	There is objective and reliable evidence of the fair value of the delivered item.

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the vendor.
In our businesses, installation or other services may fit the criteria for a separate unit of accounting. If installation or other services are significant, revenue from these obligations is recognized after they are completed. If installation or other services are inconsequential or perfunctory, the entire amount of revenue is recognized upon transfer of ownership.
In those cases where installation is significant, total revenue is allocated between the sale of the equipment and the installation based upon the breakdown of the cost of the equipment and the cost of the installation. Revenue from the equipment sale is recognized upon transfer of ownership, and revenue from the installation is deferred until the installation has been completed.
If installation or other services are invoiced separately, costs are recognized when the services are performed and invoiced. If installation or other services are inconsequential and revenue is recognized at the time of ownership transfer, the associated costs are recognized in the same accounting period.
In accordance with SAB 104, we have determined that it is appropriate to record revenue before installation occurs if:
•	Installation is not invoiced separately

•	Installation does not alter the equipment capabilities

•	Skills required to complete the installations are not unique to the Company and can be provided by third parties or the customers

•	Installation is completed in a short time after ownership transfer

•	The incremental cost of completing the installation is not significant

•	There is demonstrated history of performing the remaining obligation in a timely manner

Letter to U.S. SEC	Page 3	March 13, 2006
From: Nordson Corporation
Following is Nordson’s revised disclosure of its revenue recognition policy:
Most of the Company’s revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon transfer of ownership. Inconsequential installation or other services are those which can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to the Company. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue in the accompanying balance sheets. Revenues deferred in 2005 and 2004 were not material. A limited number of the Company’s large engineered systems sales contracts are accounted for using the percentage-of-completion method. The amount of revenue recognized in any accounting period is based on the ratio of actual costs incurred through the end of the period to total estimated costs at completion. Cost estimates are updated on a quarterly basis. During 2005, 2004 and 2003, the Company recognized approximately $5,000, $7,000 and $5,000, respectively, of revenue under the percentage-of-completion method. The remaining revenues are recognized upon delivery.
Fiscal years 2005 and 2004, page 14
Issue:
3.	Sales in your advanced technology segment have increased at least 20% in the last two years. Please disclose whether, or not you expect this trend to continue. Please also disclose why or why not and disclose the potential impact that a continued increase or sudden decrease may have on sales and operating profit in the future. Please also disclose and discuss in greater detail the underlying business reasons for the “better absorption of fixed operating expenses” during 2005 as compared to 2004, which resulted in the increase of 3% in profit margins in the advanced technology systems segment.
Response:
The markets served by the Advanced Technology segment include semiconductors, electronics, printed circuit board assembly and other “high-tech” markets. In the past, these markets have experienced significant fluctuations from year-to-year. Therefore, we do not believe sales trends can be accurately forecasted.

Letter to U.S. SEC	Page 4	March 13, 2006
From: Nordson Corporation
The 3% increase in the operating profit margin of the Advanced Technology segment was achieved because sales increased 20% but costs increased only 16%. This segment was able to support increased order activity without a commensurate increase in operating costs.
4.	Please discuss the business reasons for the changes between periods in the gross profit and operating profit of each of your three segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.
Response:
Following is a revised operating profit section of our MD&A for 2005:
Operating profit – Cost of sales in 2005 was $371,298, up 4.8 percent from 2004 due primarily to a volume increase of 3.5 percent and currency effects which added 1.3 percent. Gross margins, expressed as a percent of sales, increased to 55.8 percent in 2005 from 55.4 percent in 2004. The increase in the rate is primarily attributable to a higher currency effect on sales than on cost of sales. Changes in product mix did not have a material affect on total margins.
Selling and administrative expenses were $345,322 in 2005, an increase of $16,561, or 5.0 percent from 2004. The increase is due to currency translation effects of 1.9 percent and to compensation increases and higher employee benefit costs. As a percent of sales these costs decreased to 41.2 percent in 2005 from 41.4 percent last year.
Operating profit margins, expressed as a percentage of sales, were 14.5 percent in 2005 compared to 13.9 percent in 2004. Segment operating profit margins in 2005 and 2004 were as follows:

Segment	2005	2004

Adhesive Dispensing and Nonwoven Fiber Systems	19%	20%
Advanced Technology Systems	21%	18%
Finishing and Coating Systems	1%	2%
Operating capacity for each of our segments can support increases or decreases in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each of our segments benefited from a weaker dollar during the year.

Letter to U.S. SEC	Page 5	March 13, 2006
From: Nordson Corporation
The Adhesives segment experienced overall lower sales volume, but fairly flat operating costs, which caused a 1% decrease in the operating profit percentage.
The Finishing segment experienced improved sales volume, but also higher operating costs due in part to restructuring activity. During the fourth quarter of 2005, the Company announced a number of restructuring actions to improve performance and reduce costs in its finishing and coating segment. These actions, which include operational consolidations and approximately 60 personnel reductions, will be substantially completed by the end of the second quarter of fiscal 2006. As a result of these actions, resources will be more effectively aligned with shifting patterns of global demands enabling the segment to operate both with lower costs and better capability to serve customers in the faster growing emerging markets. The Company expects that total restructuring costs will be approximately $3,100, including $875 that was recorded in the fourth quarter of 2005.
Sales volume of the Advanced Technology segment improved at a rate greater than operating costs, resulting in an increase in the operating profit percentage.
Financial Statements
Note 1 — Significant accounting policies, page 26
General
Issue:
5.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and administrative expenses.
     Response:
Costs related to the acquisition, manufacture, warehousing and movement of inventory are included in overhead, which is reported in cost of sales. These costs

Letter to U.S. SEC	Page 6	March 13, 2006
From: Nordson Corporation
include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our manufacturing distribution network.
Note 3 — Retirement, pension and other postretirement plans, page 30
Issue:
6.	You indicate that international plans comprise 13 percent of worldwide pension assets. However, you show both your domestic plans and foreign plans combined. According to FAS 132, paragraph 38, disclosures about US plans may be combined with those about foreign plans unless the benefit obligations of the foreign plans are significant relative to the employer’s total obligation and those plans use significantly different assumptions. Please explain and provide evidence to support your combined treatment. Otherwise, please provide a disclosure that separates US plans from foreign plans. See SFAS 132(R), paragraphs 7 and B23.
Response:
The benefit obligation of the foreign pension plans is less than 20 percent of the worldwide benefit obligation. Management does not consider this percentage to be significant.
Item 9a. Controls and procedures, page 52
Issue:
7.	Your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “are effective as of October 30, 2005 in ensuring that information required to be disclosed in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported...” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     Response:
Following is the revised disclosure related to Controls and Procedures:

Letter to U.S. SEC	Page 7	March 13, 2006
From: Nordson Corporation
The Company’s management with the participation of its principal executive officer (Chairman and Chief Executive Officer) and principal financial officer (President, Chief Financial and Administrative Officer), has reviewed and evaluated the Company’s disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 30, 2005. Based on that evaluation, the Company’s management, including its principal executive and financial officers, has concluded that the Company’s disclosure controls and procedures were effective as of
October 30, 2005 in ensuring that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
There were no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended October 30, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
In connection with responding to your comments, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

By: /s/Peter S. Hellman Peter S. Hellman
President, Chief Financial
and Administrative Officer